Mail Stop 3561

October 11, 2005


Via U.S. Mail

Mr. Donald Lynn Collins
Chief Executive Officer
Collins Industries, Inc.
15 Compound Drive
Hutchinson, Kansas 67502


	RE:	Collins Industries, Inc.
		Form 10-K for the fiscal year ended October 31, 2004
		Filed March 3, 2005
		Form 10-Q for the fiscal quarter ended July 31, 2004
		File No. 0-12619

Dear Mr. Collins:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Item 1.  Business, page 1
Research and Development Costs, page 5

1. We note that you have included in costs of sales research and development work performed on the production line. Please clarify for us why these amounts are properly classified in cost of sales and quantify amounts for each year presented. Include in your response, if the research and development costs were a material component of cost of sales, the impact on your profit margin.


Financial Statements, page 30
Consolidated Statements of Income and Comprehensive Income, page
31

2. We note from the discussion in MD&A that you have reflected gains on sales of land and buildings as a component of other income (expense) in your consolidated statements of income. In future filings, please revise to reflect any gains or losses on the disposal of such property as a component of income from operations. Refer to the requirements of footnote 68 to SAB Topic 13 and paragraph 45 of
SFAS No.144. In addition, revise the notes to your financial statements to include the disclosures outlined in 47 of SFAS No.144 with respect to assets sold during the periods presented in your consolidated statements of income.


Notes to Consolidated Financial Statements, page 35
Note 1. Summary of Significant Accounting Policies, page 35
(d) Inventories, page 35

3. Please clarify for us your accounting for the consigned
chassis.
We note from page 3 that you take title to the chassis when you select an individual item and subsequently become liable for payment of the consigned item.  We further note from paragraph (f) on page
49
that "the Company accounts for the chassis as consigned inventory" and that you have a line item in your inventory breakdown on page 35 for chassis. Please explain what comprises the line item "Chassis" in your inventory breakdown. Also, please clarify if you have title to the items included and explain how value the chassis reflected in your inventory balances.


(h) Revenue Recognition, page 37

4. We note from page 2 that you sell products through both direct sales and distributors. Please describe the significant terms of your agreements with resellers or distributors, including payment, return, exchange, price protection and other significant matters. Also address your accounting for any of the referenced items that are applicable to you. Consider the need to revise future filings to address our concerns.

5. In a related matter, please expand your discussion in future filings to explain your revenue recognition policies concerning all customers that are offered return or price protection rights. This would include addressing whether end users are offered rights of return and your need for an allowance, if any, related thereto. Finally demonstrate your compliance with SFAS 48 for all such transactions. We may have further comments after reviewing your response.

6. You disclose that you recognize revenue "at the earlier of completion of the vehicle and receipt of full payment or shipment or delivery to the customer." Please clarify for us how the four revenue recognition criteria of SAB 104 are met prior to recognizing revenue in each of these circumstances.


Note 6. Capital Stock, page 46
Stock-based Compensation Plans, page 46

7. We note from the disclosures provided in Note 6 that the Company has issued restricted stock awards to its officers, employees, and directors during all periods presented in the Company`s financial statements. In future filings, please revise the notes to the Company`s financial statements to disclose the weighted-average grant date fair value of the restricted shares issued each period as well as the amount of compensation expense recognized in the Company`s financial statements in connection with these awards. Refer to the requirements of paragraphs 47c and 47e of SFAS No.123.


Note 8. Commitments and Contingences, page 48
(b) Repurchase Agreements, page 48

8. We note the disclosure indicating that the Company may be required to repurchase its products in the event one of its dealers defaults under their floor plan financing arrangements. Please tell us and clarify in your footnote disclosures whether any accruals for potential losses in connection with these arrangements have been reflected in your financial statements, including the methods and significant assumptions used in estimating the accruals. If no accruals have been recognized, please explain why. In addition, please explain why your contingent obligations with respect to these arrangements have increased from approximately $1.1 million at October 1, 2004 to approximately $3.7 million at July 31, 2005.


 General

9. In future filings please provide Schedule II or tell us why you are not required to do so.


Form 10-Q for the quarter ended July 31, 2005
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15
Results of Operations, page 16
Bus Segment, page 18
Nine months ended July 31, page 18

10. We refer you to the last sentence of the first paragraph on page
19. Please clarify what is meant by "sales policy allowances" and why these amounts are classified in selling, general and administrative expenses. Your response should explain how these allowances are recognized in your financial statements and why you believe classification in selling, general and administrative expense is appropriate.


Item 4.  Controls and Procedures, pages 25 and 26

11. We note that per the evaluation carried out by the CEO and CFO, controls were deemed effective for the first time in several fiscal quarters. However, the disclosure does not include specific changes in controls made to address the material weaknesses previously identified. Please tell us and explain in future filings what measures you took to ensure that the material weaknesses were remediated in order to conclude that controls were effective. Revise future filings to provide the proper disclosures concerning changes in internal controls. Please note that ANY changes in internal controls which have materially affected or are reasonably likely to affect the Company`s internal control over financial reporting should be reported in your disclosures. Refer to SEC Release No. 33-8238,
Section II.F.


*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Donald Lynn Collins
Collins Industries, Inc.
October 11, 2005
Page 1